

Mark Thomas Lynn · 2nd

Founder and CEO at AMASS Botanics (Hiring!)

Los Angeles, California, United States · 500+ connections ·

Contact info

 **AMASS**

 **Harvard Business Sc
Executive Education**

Featured

Mark Lynn (@MarkTLynn) | Twitter
Twitter

The latest Tweets from Mark Lynn (@MarkTLynn).
Irish Born Entrepreneur + Manchild Co-Founder...



Personal Website
mark thomas lynn

Keep up with me on my personal site.

Activity

2,851 followers



A good bar cart has been a necessity over the last 48 hours!...

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39 Reactions • 4 Comments



Excited to welcome Anna Moghaddam, aPHR to the AM/

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Go Pierina Merino FlickPlay

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Amass master distiller Morgan McLachlan is on a quest to ret

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Experience



Founder / CEO

AMASS

Oct 2018 – Present · 2 yrs 2 mos

Greater Los Angeles Area

AMASS unlocks the power of plants for ritual.
From botanical spirits and aperitifs, to functional tonics and body care products, AMASS make:
premium botanics for modern life.



Chairman

Digital Brands Group

Jan 2015 – Present · 5 yrs 11 mos

Los Angeles / Austin

Digital Brands Group is a curated collection of luxury lifestyle, digital-first brands.



Co-Founder

Winc Wines

Aug 2011 – Dec 2013 · 2 yrs 5 mos

Greater Los Angeles Area

Winc is reimagining every aspect of wine, from the art and science of winemaking to packaging
and transport to how wine is sold, distributed, and ultimately enjoyed.

$230M lifetime revenue, 542k Customers, 14M bottles sold,195% revenue CAGR fro ...see mor

Partner

Banctek Solutions

Dec 2009 – Apr 2011 · 1 yr 5 mos

Greater Denver Area

Sold to Zuni Payments.

Our services include credit and debit card processing, check conversion with guarantee and electronic gift card processing. Along with our many services, our staff's expertise i**i ...see mor**

Co-Founder
PlayCoed.com
2006 – 2008 · 2 yrs
Greater Denver Area

Sold to LeagueApps (212 Media)

Education



Harvard Business School Executive Education
Taking Marketing Digital Certificate



